UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

WeWork Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

96209A104

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96209A104	13D	Page 1 of 13 pages

1	Names of Reporting Persons SVF II WW Holdings (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 36,553,696
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 36,553,696
11	Aggregate Amount Beneficially Owned by Each Reporting Person 36,553,696
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.3%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 2 of 13 pages

1	Names of Reporting Persons SVF II WW (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 37,079,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 37,079,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,079,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 3 of 13 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 37,079,456
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 37,079,456
11	Aggregate Amount Beneficially Owned by Each Reporting Person 37,079,456
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 68.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 96209A104	13D	Page 4 of 13 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,597,499
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,597,499
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,597,499
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.5%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 5 of 13 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,597,499
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,597,499
11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,597,499
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.5%
14	Type of Reporting Person PN

CUSIP No. 96209A104	13D	Page 6 of 13 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,597,499
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,597,499

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,597,499
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.5%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 7 of 13 pages

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 46,597,499
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 46,597,499

11	Aggregate Amount Beneficially Owned by Each Reporting Person 46,597,499
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 73.5%
14	Type of Reporting Person CO

CUSIP No. 96209A104	13D	Page 8 of 13 pages

EXPLANATORY NOTE

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 1, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

On September 1, 2023, the Issuer filed a certificate of amendment to the Issuer’s second amended and restated certificate of incorporation (the “Amendment”) with the Secretary of State of the State of Delaware, which effected a 1-for-40 reverse stock split (the “Reverse Stock Split”) of the Issuer’s Class A Common Stock, pursuant to which, every 40 shares of the Issuer’s issued and outstanding Class A Common Stock were combined into one issued and outstanding share of Class A Common Stock. No fractional shares were issued in connection with the Reverse Stock Split. The share numbers reported in this Amendment No. 5 have been adjusted for the Reverse Stock Split.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Forbearance Agreement

On October 2, 2023, the Issuer elected to withhold interest payments due on its (i) 15.000% First Lien Senior Secured PIK Notes due 2027, Series I (the “Series I First Lien Notes”), Series II (the “Series II First Lien Notes”) and Series III (the “Series III First Lien Notes”), (ii) 11.000% Second Lien Senior Secured PIK Notes due 2027 (the “Second Lien Notes”), (iii) 12.000% Third Lien Senior Secured PIK Notes due 2027 (the “Third Lien Notes”), (iv) 11.000% Second Lien Exchangeable Senior Secured PIK Notes due 2027 (the “Second Lien Exchangeable Notes”), (v) 12.000% Third Lien Exchangeable Senior Secured PIK Notes due 2027 (the “Third Lien Exchangeable Notes”) and (vi) 12.000% Third Lien Senior Secured PIK Notes due 2027 (collectively, the “Secured Notes”), each issued by WeWork Companies LLC and WW Co-Obligor Inc. (together, the “Note Issuers”), and entered into the 30-day grace period provided for under the indentures governing the Secured Notes.

Following the entry into the 30-day grace period, the Issuer commenced discussions with certain stakeholders in its capital structure, including SVF II Aggregator (Jersey) L.P., SVF II WW Holdings (Cayman) Limited, and SoftBank Vision Fund II-2 L.P., regarding improving its balance sheet as it takes steps to rationalize its real estate footprint. On October 30, 2023, the Issuer, the Note Issuers and certain of the Issuer’s subsidiaries (collectively, the “Notes Parties”) entered into a Notes Forbearance Agreement (the “Forbearance Agreement”), which became effective on the same day, with certain noteholders, including SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. (collectively, the “Forbearing Noteholders”) beneficially owning, collectively, (i) approximately 95.6% of the Series I First Lien Notes, (ii) approximately 93.9% of the Second Lien Notes, (iii) 100% of the Series II First Lien Notes, (iv) 100% of the Series III First Lien Notes, (v) 100% of the Second Lien Exchangeable Notes and (vi) 100% of the Third Lien Exchangeable Notes (collectively, the “Forbearing Notes”).

CUSIP No. 96209A104	13D	Page 9 of 13 pages

Pursuant to the Forbearance Agreement, subject to the terms and conditions set forth therein, the Forbearing Noteholders agreed to forbear from exercising any of their rights and remedies, including with respect to an acceleration, under the applicable indentures governing the Forbearing Notes or applicable law during the Forbearance Period (as defined below) as a result of the Note Issuers’ failure to make the interest payments on the Secured Notes payable on October 2, 2023. The Forbearance Agreement will terminate in seven days, unless extended or terminated earlier in the event of non-compliance with certain representations, covenants and other requirements set forth in the Forbearance Agreement (the “Forbearance Period”).

The foregoing summary of the Forbearance Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Forbearance Agreement, which is filed as an exhibit hereto and incorporated by reference into herein.

Satisfaction Letter

On October 30, 2023, WeWork Companies LLC (“WeWork Obligor”) entered into a satisfaction letter (the “Satisfaction Letter”) with SoftBank Vision Fund II-2 L.P., Goldman Sachs International Bank, as senior tranche administrative agent, Kroll Agency Services Limited, as junior tranche administrative agent, and certain other issuing creditors and L/C participants party thereto, each of which is a party to that certain Credit Agreement, dated as of December 27, 2019 (as amended or otherwise modified from time to time, the “Credit Agreement”).

Pursuant to the Satisfaction Letter, SoftBank Vision Fund II-2 L.P. agreed to pay certain amounts and deposit cash collateral in order to effect a Date of Full Satisfaction (as defined in the Credit Agreement) and become subrogated to the rights of the secured parties under the Credit Agreement. Goldman Sachs International Bank, Kroll Agency Services Limited and certain issuing creditors and L/C participants party to the Satisfaction Letter, constituting the requisite Required L/C Participants (as defined in the Credit Agreement), agreed to forbear the exercise of any rights or remedies against the WeWork Obligor or the WeWork Collateral (as defined in the Credit Agreement) with respect to the specified defaults set forth therein, from the date of the Satisfaction Letter while SoftBank Vision Fund II-2 L.P.’s payment of amounts and cash collateralization contemplated thereunder is pending, except that such forbearance shall terminate if SoftBank Vision Fund II-2 L.P. does not make such payment and cash collateralization by November 3, 2023 or earlier if the Forbearance Agreement is terminated or certain restructuring events occur.

CUSIP No. 96209A104	13D	Page 10 of 13 pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 52,758,760 shares of Class A Common Stock outstanding, as provided by the Issuer on October 30, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote*	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II WW Holdings (Cayman) Limited	36,553,696	68.3%	0	36,553,696	0	36,553,696
SVF II WW (DE) LLC	37,079,456	68.8%	0	37,079,456	0	37,079,456
SVF II Holdings (DE) LLC	37,079,456	68.8%	0	37,079,456	0	37,079,456
SVF II Aggregator (Jersey) L.P.	46,597,499	73.5%	0	46,597,499	0	46,597,499
SoftBank Vision Fund II-2 L.P.	46,597,499	73.5%	0	46,597,499	0	46,597,499
SB Global Advisers Limited	46,597,499	73.5%	0	46,597,499	0	46,597,499
SoftBank Group Corp.	46,597,499	73.5%	0	46,597,499	0	46,597,499

*	Pursuant to the Proxy Agreement, the SoftBank Holders (as defined in the Proxy Agreement) shall only be entitled to vote 49.90% of the voting securities held.

SVF II WW Holdings (Cayman) Limited is the record holder of 35,829,976 shares of Class A Common Stock and may be deemed to beneficially own 723,720 shares of Class A Common Stock issuable upon exercise of the First Warrant. SVF II WW (DE) LLC is the record holder of 101,239 shares of Class A Common Stock, and may be deemed to beneficially own 126,432 shares of Class A Common Stock issuable upon exercise of the Penny Warrants and 298,089 shares of Class A Common Stock issuable upon exercise of the Second Warrants. SVF II Aggregator (Jersey) L.P. may be deemed to beneficially own 3,904,037 shares of Class A Common Stock issuable upon exchange of the Second Lien Notes and 5,614,006 shares of Class A Common Stock issuable upon exchange of the Third Lien Notes.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II WW (DE) LLC and SVF II WW Holdings (Cayman) Limited. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II WW (DE) LLC. SVF II WW Holdings (Cayman) Limited is a wholly owned subsidiary of SVF II WW (DE) LLC. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.

CUSIP No. 96209A104	13D	Page 11 of 13 pages

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Stockholder Members may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the group members and their affiliates and such shares are not the subject of this Schedule 13D.

(c) None.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Forbearance Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

12	Notes Forbearance Agreement, dated as of October 30, 2023, by and among the Note Issuers, the Issuer, the Issuer’s subsidiaries party thereto and the Forbearing Noteholders party thereto. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 31, 2023).

CUSIP No. 96209A104	13D	Page 12 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2023

SVF II WW Holdings (Cayman) Limited

By:	/s/ Karen Ellerbe
Name:	Karen Ellerbe
Title:	Director

SVF II WW (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

CUSIP No. 96209A104	13D	Page 13 of 13 pages

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department